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CAMPAIGN VIDEO

VERO3 Pitch Video

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The world is shifting how energy is produced, distributed and consumed, this is the energy transition challenge. In this transition, as we look to power our economy, whilst building a more sustainable future, the immense growth in AI and data centers ensures an urgent need to address carbon emissions, depletion of water resources and supply critical minerals. What if Vero3 has the solution that could solve all these challenges simultaneously?	Stock images and video of the energy transition. Stock images and video of a sustainable future. Footage of data servers in a datacenter, hazy city skyline representing emissions, and parched land or a dry riverbed representing water scarcity. Graphic overlay of three icons: lithium, water, carbon—merging into the VERO3 logo which gets us into the next VO.	"The world is shifting as the energy transition accelerates". "There is a need to address carbon emissions, water scarcity and critical mineral supply". "Vero3 can help the world meet these needs"
Meet VERO3: America's answer to our energy future. Vero3's innovative solution stores large quantities of carbon while producing clean water and battery grade lithium.	Show VERO3 logo. Montage of VERO3 site photos	"Vero3 provides an innovative solution"

VERO3 Pitch Video

Our process begins with drilling wells to access lithium-rich brine deep underground. That brine is then processed to extract clean water in support of the drought impacted Colorado River. With water extracted, the now heavily concentrated lithium brine is processed to extract battery-grade lithium. We then take the remaining waste brine—now stripped of lithium—and combine it with CO2 supplied by pipeline. We then reinject the CO2 enriched waste brine back into the same rocks the original brine was sourced from. With this approach, our Zero Waste Closed Loop system will ensure Vero3 is an industry leader in innovation and sustainability.	Show simplified version of this animation. Raw Brine Extraction Clean Water Production Direct Lithium Production™ Waste Brine CO_2 mixing CO_2 Enriched Waste Brine Re-Injected Raw brine extraction CO_2 permanently stored underground Geological Seal Brine Reservoir Geological Seal	

VERO3 Pitch Video

With the Vero3 System, our innovative approach aims to store 3 million tons of carbon and create 2.3 billion gallons of clean water every year. Thanks to our partnership with IBC Advanced Technologies, their Nobel Prize-winning green chemistry, will assist Vero3 in its aim to efficiently generate 9,000 tons of lithium every year. We believe this would make Vero3 one of America's largest domestic lithium producers. Reducing our dangerous dependence on foreign sources.	Infographics animating numbers: - Storing 3 Million Tons CO_2 - Creating 2.3B Gallons of water Show IBC Advanced Technologies building and lab images. Show Nobel Prize Winning and "Best Technology Award" from the Fast Markets Lithium Conference. Graph animation showing lithium output growth. Montage of VERO3 site photos At "reduce our dangerous dependence on foreign sources" show footage of cargo ships.	"Storing 3 Million Tons of CO_2" "Creating 2.3B Gallons of water" "We can generate 9,000 tons of lithium every year" "America's largest domestic producer" "Reducing dependence on foreign sources"

The value for investors is remarkable. Our project is valued at $1.5 billion and is expected to generate $183 million in free cash every year with future growth opportunities.	Footage of investors or business people talking in a meeting. Text animation: ● "$1.5B Valuation" ● "$183M Annual Free Cash Flow" ● "High Growth Potential"	"$1.5B Valuation" "$183M Annual Free Cash Flow" "High Growth Potential"
After 18 years of research, plus state and federal support, we have the official go-ahead to begin commercial trials of our innovative solution. With 14,000 acres of land secured, access to well established infrastructure, and confidence from the Department of Energy's CarbonSAFE program, our	Timeline animation showing 18 years of milestones. Show stock images of commercial trial / pilot plant. Aerial drone footage of wide open Wyoming land including pipelines, rail & road (I80) and overlay text "14,000 Acres Secured"	"18 Years of R&D" "Commercial Trials Approved" "14,000 Acres Secured" "Well established infrastructure"

project is significantly advanced.	and "Well established infrastructure" Show stock images of rubber stamp of approval	
Our team with a track record of success in the energy, finance and construction sectors, is the perfect group to deliver success for investors.	Show team headshots Overlay icons representing each expertise area: energy, finance and construction	"Proven track record"
Join us, Vero3, as we innovatively navigate the energy transition to deliver the critical needs of our time. Invest in VERO3 today.	Slow-motion footage of lithium, electric cars, clean water from a river, rural area with blue skys. VERO 3 Logo with text "Invest Today"	"Join us in delivering the critical needs of our time"